Exhibit (a)(5)

MEDIA CONTACT:	ANALYST CONTACTS:
William C. Murschel	Vernon L. Patterson
216.828.7416	216.689.0520
william_c_murschel@keybank.com	vernon_patterson@keybank.com

Christopher F. Sikora
216.689.3133
chris_sikora@keybank.com

KEY MEDIA	INVESTOR
NEWSROOM: www.key.com/newsroom	RELATIONS: www.key.com/ir

KEYCORP COMMENCES SEPARATE EXCHANGE OFFERS FOR $503,530,000 OF ITS SERIES A

PREFERRED STOCK AND FOR $797,647,000 TRUST PREFERRED SECURITIES OF FOUR

AFFILIATED TRUSTS

•	U.S. Government Stress Tests required KeyCorp to generate $1.8 billion in Tier 1 common equity.

•	KeyCorp has generated $1.3 billion to date; approximately 70% of the government’s requirement to date.

CLEVELAND, June 3, 2009 – KeyCorp (NYSE: KEY) today commenced an offer to exchange common shares of KeyCorp for any and all outstanding shares of KeyCorp’s 7.750% Non-Cumulative Perpetual Convertible Preferred Stock, Series A (the “Series A Exchange Offer”), and a separate offer to exchange common shares of KeyCorp for any and all Trust Preferred Securities of KeyCorp Capital I, KeyCorp Capital II, KeyCorp Capital III and KeyCorp Capital VII (the “Trust Preferred Exchange Offer”). Combined with the capital generation actions that have been executed since May 7, 2009, when the results of the government’s stress test were announced, successful completion of these actions will strengthen KeyCorp’s capital framework by improving its Tier 1 common equity ratio, and also reduce the dividend and interest expense associated with the securities exchanged, thereby increasing KeyCorp’s ability to generate capital internally. These exchanges are principal components of KeyCorp’s comprehensive capital plan, which was submitted to the federal banking regulators on June 1, pursuant to the requirements of the

Supervisory Capital Assessment Program of the U.S. Treasury and the Board of Governors of the Federal Reserve System.

In connection with the Series A Exchange Offer, for each share of Series A Preferred Stock accepted in accordance with the terms of the exchange offer, KeyCorp will issue a number of its common shares that will be fixed according to an Exchange Ratio which will be determined at 4:30 p.m. New York City time, on the second trading day immediately preceding the expiration date of the offer. The offer is currently expected to expire on Tuesday, June 30, 2009 and the Exchange Ratio would then be fixed at 4:30 p.m. New York City time, on June 26, 2009. For each share of Series A Preferred Stock tendered (and not subsequently withdrawn), KeyCorp will issue 7.0922 shares plus $35.00 divided by the daily volume-weighted average price of its common shares during the five consecutive trading days ending on June 26, 2009 (the “Average VWAP”). The Average VWAP and the total number of shares to be issued will be announced in a press release before the opening of NYSE trading on Monday, June 29, 2009. This information also will be available at www.key.com/exchangeoffers and from D.F. King & Co., Inc., the information agent.

In connection with the Trust Preferred Exchange Offer, for each Trust Preferred Security of KeyCorp Capital I, KeyCorp Capital II, KeyCorp Capital III or KeyCorp Capital VII (collectively, the “Capital Trusts”) accepted in accordance with the terms of the exchange offer, KeyCorp will issue a number of its common shares that will be fixed according to an Exchange Ratio which will be determined at 4:30 p.m. New York City time on the second trading day immediately preceding the expiration date of the offer. The offer is currently expected to expire on Tuesday, June 30, 2009, and the Exchange Ratio would then be fixed at 4:30 p.m. New York City time, on June 26, 2009. For each Trust Preferred Security of KeyCorp Capital II, KeyCorp Capital III or KeyCorp Capital VII tendered on or prior to 5:00 p.m., New York City time on Tuesday, June 16, 2009 (and not subsequently withdrawn), KeyCorp will issue a number of its common shares equal to the quotient of $850 divided by the Average VWAP. For each Trust Preferred Security of KeyCorp Capital II, KeyCorp Capital III or KeyCorp Capital VII tendered after 5:00 p.m., New York City time on Tuesday, June 16, 2009 but prior to the expiration date of the offer (and not subsequently withdrawn), KeyCorp will issue a number of its common shares equal to the quotient of $800 divided by the Average VWAP. For each Trust Preferred Security of KeyCorp Capital I tendered on or prior to 5:00 p.m., New York City time on Tuesday, June 16, 2009 (and not subsequently withdrawn), KeyCorp will issue a number of its common shares equal to the quotient of $750 divided by the Average VWAP. For each Trust Preferred Security of KeyCorp Capital I tendered after 5:00 p.m., New York City time on Tuesday, June 16, 2009 but prior to the expiration date of the offer (and not subsequently withdrawn), KeyCorp will issue a number of its common shares equal to the quotient of $700 divided by the Average VWAP. The Average VWAP and the total number of shares to be issued will be announced in a press release before the opening of NYSE trading on Monday, June 29, 2009. This information also will be available at www.key.com/exchangeoffers and from D.F. King & Co., Inc., the information agent.

The Series A Exchange Offer and the Trust Preferred Securities Exchange Offer and Consent Solicitation will each expire at 11:59 p.m. New York City time, on Tuesday, June 30, 2009, unless extended or earlier terminated by KeyCorp. Securities that are tendered into either offer may be withdrawn at any time prior to this date. To receive the consideration in either the Series A Exchange Offer or the Trust Preferred Securities Exchange Offer, holders must validly tender and not withdraw their securities prior to the expiration date. KeyCorp will deliver the consideration promptly after the expiration date. The consummation of the Series A Exchange Offer is not conditioned on the consummation of the Trust Preferred Securities Exchange Offer or vice versa.

J.P. Morgan Securities Inc. is acting as KeyCorp’s sole financial advisor in connection with the Series A Exchange Offer. J.P. Morgan Securities Inc. and Morgan Stanley are acting as KeyCorp’s joint financial advisors in connection with the Trust Preferred Securities Exchange Offer. In addition, Morgan Stanley is KeyCorp’s capital advisor on all of its capital execution plans related to the U.S. Government’s Supervisory Capital Assessment Program. The advisors have not been retained to, and will not, solicit acceptances of the exchange offers or make any recommendations to holders with respect thereto. The complete terms and conditions of the exchange offer are set forth in the respective Offers to Exchange and Letters of Transmittal that are being sent separately to holders of the Series A Preferred Stock and Trust Preferred Securities. Holders are urged to read the exchange offer documents carefully.

Copies of the respective Offers to Exchange and Letters of Transmittal may be obtained from D.F. King & Co., Inc., the information agent at (800) 431-9633 or, for bankers and brokers, at (212) 269-5550 (Collect). The Exchange Agent for the exchange offers is Computershare Trust Company, N.A., available at (781) 575-2332. The Offer to Exchange, Letter of Transmittal and other related documents for the Series A Preferred Stock also will be filed with the Securities and Exchange Commission (“SEC”) on Schedule TO and may be obtained for free at the SEC’s website, www.sec.gov. The offers to exchange are being made in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), provided by Section 3(a)(9) of the Securities Act. This press release is neither an offer to purchase nor a solicitation to buy any shares of the Series A Preferred Stock and/or Trust Preferred Securities, nor is it a solicitation for acceptance of the respective exchange offers. KeyCorp is making the respective exchange offers only by, and pursuant to the terms of, the respective Offers to Exchange and the related Letters of Transmittal. The respective exchange offers are not being made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. None of KeyCorp or its affiliates, the trustees of the Capital Trusts, the exchange agent, the information agent, the financial advisors or the capital advisor is making any recommendation as to whether or not holders should tender their shares of Series A Preferred Stock and/or Trust Preferred Securities in connection with the respective exchange offers.

Cleveland-based KeyCorp is one of the nation’s largest bank-based financial services companies, with assets of approximately $97 billion. KeyCorp companies provide investment management, retail and commercial banking, consumer finance, and investment banking products and services to individuals and companies throughout the United States and, for certain businesses, internationally. For more information, visit www.key.com.

You may obtain these documents by contacting KeyCorp, Investor Relations, at (216) 689-4221 or by email at KeyCorp_Capital_Exchange@KeyBank.com.

This Press Release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about our financial condition, results of operations, asset quality trends and profitability. Forward-looking statements are not historical facts but instead represent only management’s current expectations and forecasts regarding future events, many of which, by their nature, are inherently uncertain and outside of KeyCorp’s control. KeyCorp’s actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements.

Factors that may cause actual results to differ materially include, among other things: (1) adverse capital markets conditions and the inability to raise equity and other funding in the capital markets; (2) further downgrades in our credit ratings; (3) unprecedented volatility in the stock markets, public debt markets and other capital markets, including continued disruption in the fixed income markets; (4) changes in interest rates; (5) changes in trade, monetary or fiscal policy; (6) asset price deterioration has had (and may continue to have) a negative effect on the valuation of certain asset categories represented on KeyCorp’s balance sheet; (7) continuation of the recent deterioration in general economic conditions, or in the condition of the local economies or industries in which we have significant operations or assets, which could, among other things, materially impact credit quality trends and our ability to generate loans; (8) continued disruption in the housing markets and related conditions in the financial markets; (9) increased competitive pressure among financial services companies due to the recent consolidation of competing financial institutions and the conversion of certain investment banks to bank holding companies; (10) heightened legal standards and regulatory practices, requirements or expectations; (11) the inability to successfully execute strategic initiatives designed to grow revenues and/or manage expenses; (12) increased FDIC deposit insurance premiums; (13) difficulty in attracting and/or retaining key executives and/or relationship managers; (14) consummation of significant business combinations or divestitures; (15) operational or risk management failures due to technological or other factors; (16) changes in accounting or tax practices or requirements; (17) new legal obligations or liabilities or unfavorable resolution of litigation; and (18) disruption in the economy and general business climate as a result of terrorist activities or military actions.

For additional information on KeyCorp and the factors that could cause KeyCorp’s actual results or financial condition to differ materially from those described in the forward-looking statements consult KeyCorp’s Annual Report on Form 10-K for the year ended December 31, 2008, and subsequent filings with the Securities and Exchange Commission available on the Securities and Exchange Commission’s website (www.sec.gov). Forward-looking statements are not guarantees of future performance and should not be relied upon as representing management’s views as of any subsequent date. We do not assume any obligation to update these forward-looking statements.

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